UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SCHOOL SPECIALTY, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
807863105
(CUSIP Number)
Janice V. Sharry, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5562
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 23, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	807863105

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,884,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,884,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,884,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	807863105

1	NAMES OF REPORTING PERSONS MSD SBI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,884,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,884,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,884,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	807863105

1	NAMES OF REPORTING PERSONS Michael S. Dell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,884,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,884,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,884,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 3 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed November 7, 2005 by the Reporting Persons with the Securities and Exchange Commission (the “Commission”), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed April 13, 2006 by the Reporting Persons with the Commission and Amendment No. 2 to the Schedule 13D filed June 22, 2006 by the Reporting Persons with the Commission (as amended, the “Schedule 13D”). Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.
Item 2. Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The names of the persons filing this Schedule 13D are MSD Capital, L.P., a Delaware limited partnership (“MSD Capital”), MSD SBI, L.P., a Delaware limited partnership (“MSD SBI”), and Michael S. Dell. MSD Capital, MSD SBI and Michael S. Dell are collectively referred to herein as the “Reporting Persons.”
(b) The principal business address of the Reporting Persons is c/o MSD Capital, L.P., 645 Fifth Avenue, 21st Floor, New York, New York 10022.
(c) This Schedule 13D is filed on behalf of each of MSD Capital, MSD SBI and Michael S. Dell. MSD SBI is the record and direct beneficial owner of the Common Stock covered by this statement. MSD Capital is the general partner of, and may be deemed to beneficially own securities owned by, MSD SBI. MSD Capital Management LLC, a Delaware limited liability company (“MSD Capital Management”), is the general partner of, and may be deemed to beneficially own securities owned by, MSD Capital. Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities owned by, MSD Capital Management. The principal business of MSD SBI is purchasing, holding and selling securities for investment purposes. The principal business of MSD Capital is investment management. The principal business of MSD Capital Management is serving as the general partner of MSD Capital. The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of the Board of Dell Inc (the “Company”).
(d) During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.
(e) On July 22, 2010, each of the Company and Michael S. Dell, who serves as the Company’s Chairman and Chief Executive Officer, reached a settlement with the Commission regarding the Company’s disclosures and alleged omissions prior to its Fiscal 2008 regarding certain aspects of its commercial relationship with Intel Corporation (“Intel”) and separate accounting and financial reporting matters. The Company and Mr. Dell entered into the settlements without admitting or denying the allegations in the Commission’s complaint, as is consistent with common Commission practice.

The Commission’s allegations with respect to Mr. Dell and his settlement were limited to the alleged failure to provide adequate disclosures with respect to the Company’s commercial relationship with Intel. Mr. Dell’s settlement did not involve any of the separate accounting-related charges that were settled by the Company. Moreover, Mr. Dell’s settlement was limited to claims in which only negligence, and not fraudulent intent, is required to establish liability, as well as secondary liability claims for other non-fraud charges. Under his settlement, Mr. Dell consented to a permanent injunction against future violations of these negligence-based provisions and other non-fraud based provisions related to periodic reporting. Specifically, Mr. Dell consented to be enjoined from violating Sections 17(a)(2) and (3) of the Securities Act of 1933, as amended, and Rule 13a-14 under the Act and from aiding and abetting violations of Section 13(a) of the Act and Rules 12b-20, 13a-1 and 13a-13 under the Act. In addition, Mr. Dell agreed to a civil monetary penalty of $4 million. The settlement did not include any restrictions on Mr. Dell’s continued service as an officer or director of the Company.

The settlements with the Company and Mr. Dell were approved by the U.S. District Court for the District of Columbia on October 13, 2010.

Other than as set forth above, during the last five years, none of the foregoing entities or persons has been a party to a civil proceeding of the type specified in Item 2(e) of Schedule 13D.
(f) Each of MSD Capital, MSD SBI and MSD Capital Management is organized under the laws of the State of Delaware, and Mr. Dell is a United States citizen.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
(b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:
See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
(c) During the past sixty days, the Reporting Persons effected the following disposition of shares of Common Stock in a private transaction:

Date	Price	MSD	SBI
11/23/2011	4.20	0	900,000
(d) Not applicable.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the Common Stock of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission)

99.1
Agreement, dated as of April 11, 2006, by and between School Specialty, Inc., a Wisconsin corporation, and MSD Capital, L.P., a Delaware limited partnership, together with certain of its affiliates (incorporated herein by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed April 13, 2006 by the Reporting Persons with the Commission)

99.2	Joint Filing Agreement (furnished herewith)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2011	MSD CAPITAL, L.P.

	By:	MSD Capital Management LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker

		Name:	Marc R. Lisker
		Title:	Manager and General Counsel

MSD SBI, L.P.

	By:	MSD Capital, L.P.
	Its:	General Partner

	By:	MSD Capital Management LLC
	Its:	General Partner

	By:	/s/ Marc R. Lisker

		Name:	Marc R. Lisker
		Title:	Manager and General Counsel

MICHAEL S. DELL
	By:	/s/ Marc R. Lisker

		Name:	Marc R. Lisker
		Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1
Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the Common Stock of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell with the Commission)

99.1
Agreement, dated as of April 11, 2006, by and between School Specialty, Inc., a Wisconsin corporation, and MSD Capital, L.P., a Delaware limited partnership, together with certain of its affiliates (incorporated herein by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D relating to the Common Stock of the Issuer filed April 13, 2006 by the Reporting Persons with the Commission)

99.2	Joint Filing Agreement (furnished herewith)